November 5, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Anna Abramson

Re:	DP Cap Acquisition Corp I Registration Statement on Form S-1 Filed October 22, 2021 Registration No. 333-260456

Dear Ms. Abramson

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on November 8, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as DP Cap Acquisition Corp I (the “Company”) or its counsel may request via telephone call to the staff.  Please contact Adam Johnson of Latham & Watkins LLP, counsel to the Company, at (212) 906-1306, or in his absence, Erika Weinberg at (212) 906-1297, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

DP CAP ACQUISITION CORP I

/s/ Martin Zinny
Name: Martin Zinny
Title: Chief Financial Officer